

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 27, 2007

Mr. Tom S. Donovan
Chief Financial Officer
Suite 2, Level 2
Orchid Plaza, 79-88 Abbott Street
Cairns, QLD 4870, Australia

> **Re: InterOil Corporation**
> **Form 40-F for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Response Letter Dated February 15, 2007**
> **File No. 1-32179**

Dear Mr. Donovan:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for Fiscal Year Ended December 31, 2005

Financial Statements

Note 24 – Reconciliation to Accounting Principles Generally Accepted in the United States, page 26

(6) Indirect Participation Interest, page 30

1.   We have read the analysis that you provided in response to prior comment 2, citing various contractual provisions governing participation of the investors in your eight-well drilling program. You explain that you concluded that a conveyance had occurred at the commencement of the agreement, stating "Central to this view are provisions of the agreement which demonstrate that a decision to participate in the joint venture, will not affect the economic outcome for the investor…." However, it is not clear how a view that a sale does not occur upon formation of a joint venture necessarily means that the sale must have occurred at the time of the initial agreement.

We previously endeavored to communicate that until the investors' option to exchange their 25% interest in the eight-well drilling program for shares of the company has lapsed, accounting for the transaction as a conveyance does not appear to be appropriate. You state that the economic outcome for the investor does not hinge on the decision to participate in the joint venture. Accordingly, the decision to participate in a joint venture does not appear to correlate precisely with the decision that the investors must make within 90 days after drilling or completing the eighth exploration well to either retain their investment in the wells or to elect to receive shares. Therefore, the determination that a sale does not occur at the date of formation of a joint venture does not seem to be particularly useful as support for your accounting.

We continue to believe that even though the investors in your eight-well drilling program may have the opportunity to benefit from the results of the program, beginning with the date of the original agreement, until the right to convert their interests to shares of your stock has lapsed, they do not share equally in the risks. Please refer to the guidance in SAB Topic 5:E, as it is designed to assist in determining, in a somewhat analogous situation, whether a legal transfer of ownership has resulted in a divestiture for accounting purposes.

In IRQ 1 to the SAB, we explain that in assessing the propriety of accounting for a transaction as a divestiture, the principal consideration must be an assessment of whether the risks and other incidents of ownership have transferred to the buyer with sufficient certainty. Since exposure to an unfavorable outcome of the drilling program has not fully conveyed to the investors at origination, and as long as they may opt to exchange their interest for shares, the transaction would not be appropriately accounted for as a divestiture, following this guidance.

We acknowledge your views on the characterization of the non-financial liability beyond the date the option to convert either lapses or is exercised. We understand that you have no obligation to repay the funds. We also understand that an investor may lose the option to convert either because they have chosen not to pay their share of completion costs of a particular well, thereby forfeiting their interest in that well, or because the 90 day period beyond drilling of the eighth well has lapsed without their exercising their option to convert, causing them to retain their interest in the results of the drilling program.

We believe that accounting for the non-financial liability should reflect information about an investor's decision to either convert their interest to shares or to retain their interest in the drilling program. Once an investor loses their right to convert, the property account should be relieved for a corresponding percentage of capitalized costs; any difference between such costs and the corresponding portion of the non-financial liability would need to be evaluated in accordance with paragraphs 45 and 47(h) of SFAS 19. Any distributions made prior to this point should be recorded against the non-financial liability.

Alternatively, if an investor chooses to convert the interest to shares, the corresponding balance of the non-financial liability would be transferred to equity. All costs of the drilling program should be recorded as required under paragraphs 15 through 41 of SFAS 19.

As the non-financial liability is characteristic of a financing until the point at which it is known whether there has been a sale of a property interest or a sale of shares, we do not object to your recording this item on a discounted basis. However, the accretion should coincide with the period from origination to the date of earliest possible conversion. Please submit your accretion calculations and explain how your methodology compares to this expectation.

We would be pleased to discuss the views expressed in this comment with you by telephone, at your convenience.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief

cc: InterOil General Counsel